SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER



                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                 Information furnished as at September 22, 2000




                        Intertek Testing Services Limited


                                  (REGISTRANT)
                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                      Form 20-F  |X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                            Yes                     No |X|

                Schedule of Information contained in this report

                     Press Release dated September 22, 2000

Contact:          Ruth Pachman/Hope Sidman

                  Kekst and Company

                  212-521-4800



                              For Immediate Release

           INTERTEK TESTING SERVICES EMPHASIZES THERE IS NO INDICATION

                            OF HEALTH OR SAFETY RISKS

LONDON, September 22, 2000 - Intertek Testing Services Limited (ITS) today made the following statement :

The press has recently reported statements made by representatives of the U.S. government regarding improper testing procedures performed by certain former staff of the now-dormant Intertek Testing Services Environmental Inc. (Environmental). ITS does not condone any improper testing by any employee. However, ITS must point out in the strongest terms that such statements have sensationalized the facts, been misleading and in many respects inaccurate.
Specifically:

  o ITS has made substantial efforts to establish that no damage was caused to human health and the environment.

  o Since January 1998, ITS has funded efforts to discover any effects of the alleged improper conduct. These efforts have found no indication that there is a present or future danger to human health and the environment.

  o Any implication or suggestion that there may be health and safety issues resulting from these acts does not service the public and verges on the irresponsible. After over 2 1/2 years of investigation the EPA, with whom ITS has fully co-operated in this matter from the outset, admits that it has found no sites that pose health risks, and ITS has itself found no data that poses health risks.

  o It has been reported that a U.S. Airforce audit caused Environmental to report irregularities to the government. ITS refutes this allegation. The problem was in fact discovered by its own environmental subsidiary entirely through internal processes and, as the EPA is fully aware, immediately reported to the EPA.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /s/  RICHARD NELSON
          -------------------
          Name:      Richard Nelson
          Title:     Director
          Date:      September 22, 2000